Filed by Sinclair Broadcast Group, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tribune Media Company

Commission File No.: 001-08572

The following letter was distributed by Peter Kern, the Chief Executive Officer of Tribune Media Company:

I wanted to take a moment to update you on the progress of our transaction with Sinclair.

First, let me thank you for all your continued hard work and diligence as we go through the lengthy exercise to complete this transaction.  During the regulatory approval process there are, necessarily, limits on what we can communicate and how much interaction we can have with our future colleagues at Sinclair, and as a result we have not been able to communicate with you as regularly as we would like.  However, with the filing of our proxy statement with the SEC completed and our special shareholders meeting set for October 19, we thought now would be a good time to ask Sinclair to address some of the questions and issues that may be top of mind for you.

I’d therefore like to introduce you to Chris Ripley, President and Chief Executive Officer of Sinclair Broadcast Group.  Attached is a note from Chris to all Tribune Media employees and answers to some questions you may have.

Our goal over the coming months is to execute a smooth and seamless transition as we bring our two companies together.  We are already working closely with Sinclair to make sure this happens.  Importantly, we and Sinclair want this process to be as positive as possible for our talented and dedicated employees at Tribune and I think you’ll see that reflected in the Q&A document, which covers such topics as the continuity of your benefits and severance.

Best Regards,

Peter

Chris Ripley President & CEO

Hello Tribune Employees,

Sinclair Broadcast Group is looking forward to our upcoming merger with Tribune Media Company, subject to regulatory and shareholder approvals. Once approved, we will become the nation’s largest broadcast group, and we are excited to welcome you onboard!

We recognize our people are our most valuable asset, and our goal is to keep you informed as the process unfolds.

What is Happening Now

While we work towards approvals, leaders from both organizations are collaborating on how to best integrate our two companies. Our focus is on ensuring zero disruption to our viewers, business partners and day-to-day operations.

This is an exciting time, but we also understand there may be some level of uncertainty. While we work through the details, we will do our best to communicate expeditiously and transparently as more information becomes available.

What’s Next

You can expect to hear more from us in the coming months. In the meantime, the attached FAQs address some of the questions and concerns that have surfaced.

Thank you for remaining focused on driving the business as we work through this transition. Together our combined companies will allow us to invest more in local news, increase our spectrum footprint to roll out advanced Next Gen TV services, and further our vision of “Connecting People with Content Everywhere.”

Sincerely,

Chris Ripley

President & CEO

Sinclair Broadcast Group

If you would like to learn more about Sinclair, please explore our website, www.sbgi.net, including our history, it’s a great story http://sbgi.net/our-history/

Employee Integration FAQs

1.              What was announced on May 8, 2017?

On May 8, 2017, Sinclair Broadcast Group, Inc. (NASDAQ: SBGI) announced that it had entered into a definitive agreement to acquire Tribune Media Company (NYSE: TRCO) in a cash and stock transaction.  Upon completion of the transaction, the combined company will be the most diversified television broadcasting company and will include our country’s largest markets.

2.              Why are Sinclair and Tribune combining?

The Tribune stations are highly complementary to Sinclair’s existing footprint and will create a leading nationwide media platform. This integration will help to ensure the future of the free and local television model for both Tribune and Sinclair’s local communities.

3.              What will happen from now until the closing of the transaction?

Leaders at Tribune and Sinclair have begun working together on the integration plan but until the transaction closes, Sinclair and Tribune will continue to remain two independent companies and will conduct business as usual.  Between now and close, Sinclair and Tribune leaders will continue working closely to ensure a smooth integration and transition and a seamless, uninterrupted experience for our viewers and business partners.

4.              How will the integration process work?  Where are decisions coming from?

The integration planning is managed by the Integration Management Office (IMO) and is supported by numerous Sinclair and Tribune employees from several departments (such as Finance, IT, HR).  These department teams manage planning of integration activities for each department or function.  The IMO also has cross-functional work teams that drive topics and issues that span across departments, such as communications. In addition, a Steering Committee has been formed which will oversee all aspects of the integration including SEC filings and approvals, integration management, and strategic business unit planning.

5.              Why has communication been so limited?

Sinclair and Tribune have been subject to regulatory approval processes with a variety of agencies (e.g., SEC, DOJ, and FCC).  Based on the rules and requirements of these processes there have been limitations on the communication that can occur between the companies’ employees. We hope to start increasing our communication frequency as we move further along in the regulatory process, subject to the process requirements.

Second, there hasn’t been much to communicate and there will likely not be much to communicate until more decisions are made and approvals are received.

6.              Will I still have a job after the integration?

Our employees are our most valuable asset and we are looking forward to learning more about the exceptional talent that exists throughout our combined organization. As we do with any merger, we will conduct a thorough review of the policies, practices and procedures in place across the combined organization with an eye toward deploying both resources and people in the most effective fashion possible. While no decisions have been made regarding the structure of the combined company, you have our assurance that any employee adversely affected by this review will be treated with dignity and respect, in a manner reflecting the strong values shared by both companies.

7.              Will there be severance for those who lose their job?

Stations do not run without people. We value Tribune employees and will be relying on them post- close.  No decisions have been made regarding the structure of the combined company. Our intention is to keep doing business as usual and keep everyone focused on a successful integration.  To help facilitate that goal, Sinclair has agreed to honor the current Tribune severance policy for all eligible employees through December 31, 2018.  For those employees covered under an employment contract or collective bargaining agreement, the relevant provisions regarding severance in such contracts or agreements will continue to apply.

8.              Will my benefits change as a result of the integration?

We know that one of your big concerns is the package of medical and retirement benefits that will be offered by the combined company.  We can assure you that Tribune employees will maintain continuity of current benefits coverage through the close of the transaction and through the transition.  One of our key objectives is to offer benefits that make our combined company a great place to work, and we will communicate more information regarding your post-close benefits as we are permitted to do so.

9.              What does the transaction mean for me? How does this help with my professional goals?

Both organizations recognize the importance of talent to business success, and we are looking forward to learning more about the exceptional talent throughout our combined organization. We are bringing together two great companies with best-in-class people, ideas, processes and strategies.

The strategic rationale for this integration is growth. Employees will benefit from the opportunity to enhance their professional experience in new ways and a larger business will add opportunities that only growth and scale can bring. We will be developing a process for employees to pursue new internal opportunities.

10.       Post-closing, how quickly will integration occur and what will the integration process include?

We have only recently begun integration planning activities. We are excited to begin the work of integrating our organizations and look forward to quickly learning more. Once we learn more, our Integration Management Office (IMO) will determine the timeline and process for integration after close with input from Tribune and Sinclair leaders.

11.       What if I have additional questions?

Please contact your General Manager or local Human Resources representative.

NO OFFER OR SOLICITATION / ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication may be deemed to be solicitation material in respect of the Merger. In respect of the acquisition of Tribune Media Company (“Tribune”) by Sinclair Broadcast Group, Inc. (“Sinclair”) and certain related transactions (the “Merger”) pursuant to the Agreement and Plan of Merger, by and among Tribune and Sinclair, and, following the execution and delivery of a joinder, Samson Merger Sub Inc., a direct wholly owned subsidiary of Sinclair.  Merger, Sinclair has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Form S-4”), containing a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) of Sinclair and Tribune, and Sinclair and/or Tribune may file one or more other documents with the SEC. This communication is not a substitute for the Form S-4, the proxy statement or any other documents that Sinclair and/or Tribune may file with the SEC or send to Tribune shareholders in connection with the Merger. SHAREHOLDERS OF TRIBUNE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER.

The Form S-4 was declared effective by the SEC on September 5, 2017 and the Joint Proxy Statement/Prospectus was mailed to Tribune stockholders of record as of September 5, 2017, the record date fixed by Tribune’s board of directors for the special meeting of Tribune stockholders, beginning on September 6, 2017. Investors and security holders may obtain copies of these documents, including the Joint Proxy Statement/Prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Sinclair will be made available free of charge on Sinclair’s website at http://www.sbgi.net or by contacting Sinclair’s Investor Relations Department by phone at (410) 568-1500.  Copies of documents filed with the SEC by Tribune will be made available free of charge on Tribune’s website at http://www.tribunemedia.com or by contacting Tribune’s Investor Relations Department by phone at (646) 563-8296.

PARTICIPANTS IN THE MERGER SOLICITATION

Tribune and its directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the Merger. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Tribune stockholders in connection with the Merger is set forth in the Joint Proxy Statement/Prospectus. Additional information regarding Tribune’s executive officers and directors is included in Tribune’s proxy statement for its 2017 annual meeting of shareholders filed with the SEC on March 24, 2017, which can be obtained free of charge from the sources indicated above.

FORWARD-LOOKING STATEMENTS

Certain statements and information in this communication may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to Tribune’s and Sinclair’s anticipated financial performance, objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that Tribune and Sinclair intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by Tribune’s and Sinclair’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Tribune and Sinclair undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: risks and uncertainties discussed in the Joint Proxy Statement/Prospectus and other reports that Tribune and Sinclair have filed with the SEC; general economic, market, or business conditions; risks associated with the ability to consummate the business combination between Tribune and Sinclair and the timing of the closing of the business combination; the risk that a regulatory approval that may be required for the Merger is delayed, is not obtained or is obtained subject to conditions that are not anticipated; pricing fluctuations in local and national advertising; future regulatory actions and conditions in the television stations’ operating areas; competition from others in the broadcast television markets; volatility in programming costs; the ability to successfully integrate Tribune’s and Sinclair’s operations and employees; the ability to realize anticipated benefits and synergies of the business combination; the potential impact of announcement of the business combination or consummation of the transaction on relationships, including with employees, customers and competitors; and other circumstances beyond Tribune’s and Sinclair’s control.  You should not place undue reliance on these forward-looking statements.  For more details on factors that could affect these expectations, please see Tribune’s and Sinclair’s filings with the SEC, including the Joint Proxy Statement/Prospectus.